Exhibit 99.2
ANGLO-CANADIAN URANIUM CORP.
#1150, 355 Burrard Street
Vancouver, BC V6C 2G8
Tel: 604.669.6807
Fax: 604.669.5715

January 4, 2008

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Angl-Canadian Uranium Corp. should be read in conjunction with our consolidated financial statements and the accompanying notes for the three months ended October 31, 2007, as well as our financial statements and accompanying Management Discussion & Analysis for the year ended July 31, 2007. Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to Anglo-Canadian Uranium Corp. (“URA”) is available on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

Overview

Our activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

We are a reporting issuer in each of the Provinces of British Columbia and Alberta. Our head and principal office is located at Suite 1150 – 355 Burrard Street Vancouver, British Columbia, V6C 2G8. Our registered and records office is located at 10th Floor 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

Mineral Properties

In order to better understand our financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

British Columbia

Lucky Boy - These claims are located in the Greenwood Mining District in south-central British Columbia about 2 kilometres northwest of the town of Beaverdell. We acquired an option to earn a 95% interest in this claim group compromised of 1000 acres near the Beaverdell Mining Camp, which was the site of several formerly producing silver-gold-lead-zinc mines including the Teck Highland Bell Mine which produced over 30 million ounces of silver, 28 million pounds of zinc and 24 million pounds of lead with significant copper and gold values until operations were shut down in 1989.

We completed a geophysical program on the property. The IP survey revealed at least four sub-parallel anomalies within the soil anomaly. The strongest one occurs about 75 meters north of the North showing and indicates the causative source is about 45 meters wide. The strike of all four appears to be about west-northwest with a minimum strike length of 500 meters and open in all directions.

A recommended drill program was conducted beginning in early December 2005 and then completed in January 2006. Four holes were drilled near the North Adit part of the property to test the geophysical anomalies. A high percentage of sulphide mineralization was encountered but assay results were somewhat disappointing. No significant amounts of gold or copper were present in the pyrite. The next phase of exploration will test the silver vein potential that exists on the property.

Stirrup – We acquired an 85% interest in the Stirrup claim group located approximately 95 kilometers west of Clinton in south-central British Columbia and approximately 25 kilometers southeast of the Blackdome mine. The area represents an ideal geological environment for epithermal low-sulphidation quartz vein deposits. The claim group comprises 13 contiguous claims, Stirrup 1 to 13, totaling 27 units.

In August 2007 we commenced diamond drilling on our Stirrup Creek Property,which was done in the saddle between two ridges. The purpose of the drilling was to follow-up the 2005 drilling where values as high as 17.19 gm/t gold over 0.8 m and 9.75 gm/t over 0.7 m were reported from drill hole 2005-2.

We completed one hole to a depth of 310 meters, going beneath hole 2005-2 from the 2005 drill program. This first hole demonstrates finely disseminated mineralization, with the core being split and readied for transport to assay labs. The best section appears from a depth of 231 meters to 310 meters. Our geologist Jim Turner, P. Geo, B.Sc, was on-site supervising additional drilling with a goal of further defining the previous two high grade zones reported in the 2005 drill program.

Seven diamond drill holes were completed totaling 1,900 meters. All holes have intersected zones of sulphide mineralization consisting of pyrite, phyrrotite, arsenopyrite and minor stibnite. The drilling to date has been carried out over an area of 200 meters x 100 meters. Several sections have been split and sent to the assay lab.

The geology of the drill holes consist of minor sediments, volcanic tuffs, crystal tuffs and lapilli tuffs. The sequence is intruded by argillic (clay) altered high angle intrusives consisting of quartz feldspar porphyry dykes or plugs.

The seven cores were split in Lillooet and transported to two separate assay facilities in the Vancouver area. It is expected that these assay results will be received prior to the end of the fourth quarter. At this time of year assay results typically have a turn around time of eight to ten weeks.

Management feels that the Stirrup gold property represents a large, low-grade, bulk-tonnage target and has been compared with similar projects such as Round Mountain in Nevada. Initial inspection of the core suggests a low sulphidation epithermal type mineralization. Some lower sections of the core contain altered porphyritic rock suggesting a porphyry environment.

Zeus and Zeus #2– These copper/gold claims located approximately 40 kilometres northwest of Lillooet. The claims are made up of two 20 unit blocks and cover approximately 1000 hectares.

The Department of Energy and Mines files indicate the majority of exploration programs were conducted between 1983 and 1995. These programs included geochemistry geophysics, mapping, trenching and diamond drilling. Over 2500 meters of drilling was completed in 1995. To date, a total of 8959 meters of drilling in 105 holes has been completed. The principal vein is approximately two meters thick and can be traced for 700 meters. According to the Minfile, a small copper/gold resource has been defined as a result of drilling to date. The potential to expand this resource is considered good. Geology on the property suggests a porphyry copper/gold deposit may be the source of the existing mineralization. This possibility is the main reason for the acquisition although the auriferous quartz veining system warrants further work to determine its potential. A prospecting crew was assembled and conducted a mapping and sampling program.

Skoonka - We acquired an option to earn a 100% interest in 103 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia. The claims are located about 10 kilometres) from the Trans-Canada Highway and the CNR main line at Lytton, B.C., approximately three hours drive heading east from Vancouver.

Prospecting crews were on site for two months and have discovered two extensive showings consisting of very silcious rhyolite hosting approximately 5 –10% sulphide mineralization. The sulphides appear to be pyrite and were sent to the laboratory for analysis. So far assays have not produced any gold. Further prospecting will continue to be followed by geochemistry and geophysics and diamond drilling as warranted.

We initiated a 76 kilometer line cutting program on our Skoonka Creek property, to be followed by ground magnetic and IP surveys. An encouraging MMI soil sampling program was completed over the area, with a 3-D IP survey and magnetic survey currently in progress.

A recent geochemical gold discovery by Strongbow Exploration Inc. (SBW – TSX.V) is located within 400 meters of our property boundary.

Princeton – We acquired the copper-gold-palladium-silver claims covering 1,266 hectares, located 11 to 12 kilometres south of Princeton, known as the Princeton project. These claims have more than a dozen showings known to occur on the optioned properties. Grab and chip samples taken by a government geologist in 1960 have showings as high as 2.5 grams per tonne gold, 30 to 65 g/tonne palladium, 42 per cent copper and 150 g/tonne silver. These samples have since been duplicated by a more recent sampling program. The Princeton project is also located five km south of the Newmont Ingerbell mine. This mine operated for over 20 years with the final year of operation producing 40,545,000 pounds of copper, 83,500 ounces of silver and 27,000 ounces of gold.

We currently have two drills drilling selected targets on the claims and a geophysical program consisting of 3D induced polarization and ground magnetic survey was conducted with positive results.

In May 2007 we announced the results from a 25 line kilometer 3D IP Survey conducted on the Platinum 1 and 2 claims in Princeton. The survey results show several chargeability highs near the southern and northern border of the claims. Resistivity highs are also noted as being coincident with chargeability highs. The survey was conducted by SJ Geophysics of Delta, BC in December of last year and January 2007. The claims cover several zones containing highly anomalous amounts of bornite and chalcopyrite associated with potash feldspar-magnetite-sericite shears and veins in an altered diorite-syenite intrusive. The north-south boundary fault passes through the claims.

We received the results of the chip sampling program on the Rico exhalite-skarn deposit at our Princeton project. The Rico showing is Cu-Au in a well bedded exhalite horizon about 2 km south east of Friday Creek where previous results from the initial drill program highlighted an intersection of 6.08 meters grading 1.494% Copper. The exhalite is approximately 9 m thick x 25 m along strike and is gradational into fine sediments and chert of the Nicola Group.

A portion of the horizon has been sampled in this phase of the exploration program. A 1.5 metre chip from a massive pyrrhoite lens located near the exhalite section ran 2.025 % Cu and 11.180 gm/t Au. A continuous chip sample of the exhalite returned values from .017% Cu and 13 ppb Au to 1.172 % Cu and 1.543 gm/t Au over 1.8 m and 1.5 m respectively. One notable interval ran 3.6 m of .48 % Cu. A sample 20 m along strike ran 2.7 m of .922% Cu and 1.5 m of 1.543 gm/t Au.

Additional exploration consisted of a 100-foot adit driven near the monzonite contact and nine drill holes in the area of the open cut on the south bank of Friday Creek. These work programs resulted in the identification of four linear mineralized zones, which are proposed targets for future exploration. This project area is five kilometres south of the Newmont Ingerbell copper-gold mine, which produced for over 20 years. Final year production figures for this mine are documented, having produced 40,545,000 pounds of copper, 83,500 ounces of silver and 27,000 ounces of gold. Historically, the Princeton region has been a prolific copper-gold producing area.

Two diamond drills are currently on site with drilling focused on two zones: Friday Creek and Rico. One drill will test three geophysical anomalies that were delineated earlier this year located adjacent to the former producing Newmont Ingerbell Copper / Gold mine, which produced for over 20 years. The second drill will be testing the Rico zone which returned high grade results from a previous chip sample program.

Quebec

Charles – These staked uranium claims are located east of the Otish Mountains in a basin that was previously explored in the 1960’s by Uranertz, Esso Minerals and Cogema. Numerous uranium/thorium showings were discovered. Most targets have been staked.

Over 220 line kilometers of line cutting is planned on our Charles property, which is to be followed by a ground magnetic and EM geophysical survey. The claims were to have geologic mapping, MMI soil sampling and a radiometric geophysical survey conducted as soon as conditions permitted. This would be followed with drill testing of identified targets later this year.

We experienced a delay in completing ground surveys due to a number of forest fires in a nearby region, which resulted in a number of helicopters being conscripted for forest fire duties. Line cutting, magnetic and electromagnetic surveys will be initiated when a helicopter and personnel are available.

Big Mac - We acquired this 2,100-hectare uranium property in the Otish basin in Quebec. The claims are located approximately 150 kilometres northeast of Chibougamau. The Otish basin is known to host uranium-thorium showings. The Otish has been largely ignored for the past 25 years due largely to depressed uranium prices and production from high-grade deposits in Saskatchewan.

The claim block, known as the Big Mac claims, adjoin claims owned by Cogema and are partially covered by an airborne magnetic signature that also covers most the Cogema claims.

On the Bic Mac Project the geophysics grid total is 132 line kilometers. A Gabbro dyke swarm occurs on the Cogema property and airborne magnetics, done in 1984, suggests that these dykes continue onto Anglo’s Big Mac property. Line-cutting has been completed and a magnetic survey has been completed on the project. A radiometric survey is expected shortly and geological and geochemical surveys will be done with diamond drilling on any anomalies found.

We received preliminary results from our ground magnetic survey for the Big Mac uranium project. A review of this data has indicated a series of linear anomalies similar to those present on the Cogema /Soquium L-zone uranium deposit, located 3 kilometers to the west. These anomalies coincide with dykes present on the L-Zone deposit. Some of these projected dykes on the Big Mac uranium project are offset by northwest and north south faults. It is these areas of interest that may have the potential for uranium deposits.

On July 20th, 2007 we announced that we had completed 115 line km of line cutting, with magnetic and electromagnetic surveys complete. These programs have outlined eight areas of interest, which will be part of a ground radiometric survey. Upon completion of this ground program, a drilling program will commence. Our Quebec exploration contractor is also investigating the availability of drilling rigs for initiation of this drill program to test the favorable areas.

On September 26th, 2007 we announced the results of our ground geophysical program on the Big Mac uranium property. The survey, which consisted of 114 line-kilometres of Max-Min EM and Magnetics, was completed by SJGeophysics Ltd. of Delta BC. Trent Pezzot, PGeoph. co-authored the report.

The following is a summary of Mr. Pezzot’s conclusions

Uranium mineralization in the Otish Basin is more fundamentally related to faulting that has provided permeable conduits for mineralized solutions, and possibly for the numerous gabbro dykes as well.

The magnetic data on the Big Mac has outlined three distinct structural orientations; Narrow, northeasterly trending magnetic highs are the most common responses. These trends are disrupted and broken in several places, and could be the result of cross faults. These breaks form 70 degree to 90 degree striking lineations that might be representing faults that have the same orientation as the faulting associated with the L-Zone discovery to the immediate west of the Big Mac claims. A third group of structures is comprised of northerly trending magnetic lows. These last trends are very subtle and could also be representing late faults. Strateco Resources (RSC on TSX) Matoush deposit is related to northeasterly faulting.

There are numerous, contact type Max-Min responses. Although most of these are mapped across the (frozen) lakes, some are not, and could be associated with lithology changes in the sedimentary sequence. Four large areas exhibiting a conductive surface layer are outlined.

Consequently, based on current information derived from assessment reports filed for the Otish Basin, areas that exhibit clear or intersecting fault patterns are considered higher priority targets. Using these criteria, five areas have been selected as “Priority Areas of Interest”.

We are currently selecting a crew to conduct a radiometric survey over these priority areas of interest. The presence of any radiometric anomaly would help select targets for further work. Diamond drilling is planned.

United States

East Canyon Wash Property - We acquired an option to acquire a 100% interest in 20 uranium/vanadium claims in San Juan County, Utah. The option covers two blocks known as the East Canyon Wash area, which includes the former producing Locuist Mine. The mine was operated by Atlas Mining Corp, but was shut down when nuclear energy fell out of favour after the Three Mile Island incident. The second block of claims is located adjacent to the operating ‘Jim But Mine’ and contains good Uranium (U308) sample values, together with evidence of good vanadium values. The Locuist Mine was mining 0.2 5% U308 plus vanadium when mining was terminated. A uranium/vanadium processing plant is located near

Blanding, approximately 50 miles from the Locuist property.

We plan programs of geological mapping of the exposed uranium/vanadium host rocks; radiometric and geochemical surveys using radon gas detection, MMI geochemistry and test drilling. These properties are currently in limbo pending clarification of ownership of selected claims in area number one.

Spider Rock – We entered into an assignment agreement, dated March 31, 2006, with Emerald Isle Investments, Ltd., pursuant to which we agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property is an exploration stage mineral resource property and comprises four mineral claims located in Dolores county and San Miguel county, Colorado.

O8 Property – We acquired 95 claims of uranium-bearing lands located in the Grants uranium district and Ambrosia Lake region in northwestern New Mexico, United States. This project consists of 1,920 acres and is adjacent to a previously producing uranium mine for a major mining company. This region was the largest producer of uranium in the United States from 1952, to the mid-1980s, with documented past production of over 340 million pounds of U3O8 during this period. Production in this region was suspended in the 1980s due to low uranium prices and has recently seen an increase in exploration and development activity as uranium prices appreciated. Management intends to investigate the permitting process and review environmental issues required for an assessment of mining operations.

Wild Steer – We acquired 31 former producing claims located in Wild Steer Canyon, Paradox mining district, Montrose County, Colorado. The claim group includes the Wild Steer mine and the Pluto mine, which produced uranium and vanadium from 1959 to 1971. Ore grades from these mines averaged 0.15 per cent uranium, and between 1.75 per cent to 2.00 per cent vanadium. We are currently reviewing documentation related to production figures for the mines located within the Wild Steer claims. Previous production was facilitated through ore cars on tracks and pneumatic tired wheelbarrows, which was done through manpower.

The Wild Steer claims are located in the Uravan mineral belt on the Colorado plateau, which is recognized as a prolific uranium and vanadium region with historical production. The Uravan mineral belt was one of the world's most productive regions for uranium and vanadium in the 1950s, with all production ceased in 1984 due to low uranium prices. Since 1984 there have been short periods of resumed production due to increased vanadium prices, with no sustained activity until recently. With the increased price of uranium the region is being explored by a number of private and public companies, with a few mines currently in production. In addition to new mining in the area, a processing facility was recently recommissioned and may be accepting ore from regional mines.

Eula Belle / King Project – We acquired 302 uranium and vanadium claims located in Montrose County, Colorado. These claims consist of a 52-claim block and a 250-claim block and further complement the portfolio of uranium and vanadium projects located in the Four Corners region of the United States. In addition to these property additions, we engaged Rimrock Exploration & Development Inc. to provide exploration and development programs for all projects located in the Four Corners region. Under this agreement, Rimrock will also provide permitting services required for the recommencement of mining operations at the company's uranium/vanadium projects, and conduct an initial minimum 6,096-metre drill program on selected projects located in the Uravan uranium district. Management is currently reviewing historical exploration data from our Four Corners uranium/vanadium projects.

The 250-claim block, known as the King project, is also located in Montrose county in the Uravan uranium district in Colorado. The project area lies between the Eula Belle-Bogus mine and the King Solomon mine, which produced 3,172,420 pounds U3O8 and 16,223,095 pounds vanadium from 1974 to 1983. The King project also contains two large cluster drill areas containing 47 drill holes, with historical data from this zone being collected and verified by Rimrock and our management. We believe that these two areas that hosted 25 and 22 drill holes, respectively, are areas of interest and plans to focus exploration on and near these zones. We have applied for and received a drill permit.

By news release dated November 9th, 2007 we announced the commencement of a 20,000 foot uranium drill program on our Eula Belle Project. This drill program will take place in the Uravan Mineral Belt of Colorado, and will drill test two 25 hole cluster drill outs bordering the King claims. This prospective area lies between the Eula Belle mine and King Solomon mine, both former producing uranium and vanadium mines. It is expected that this drill program will consist of 25 holes, all of which will be completed by our Colorado mining contractor and supervised by Mr. Norbert Jerome, geologist, our uranium consultant based in Colorado and recent appointee to the Company’s Advisory Board.

In the past practice of “fence” drilling, it was common to drill a hole approximately every 500 feet (150 m). If mineralization was encountered, additional holes were drilled 40 – 50 feet apart (a cluster). The objective of this drill program is to verify the existence of uranium mineralization in these two 25 hole drill clusters.

The King uranium claims have been permitted for drilling. A seismic survey, similar to that used by other uranium companies, will be conducted. This seismic procedure has proved successful in identifying uranium in the Athabasca Basin, Saskatchewan. Once the survey is completed on the King claims, a drill program will be initiated.

Joseph - The Joseph Uranium / Vanadium project consists of 106 claims located in the Bull Canyon region in Colorado, within the Uravan Mineral Belt near the Utah border.

This claim group, known as the Joseph claims, is well known for its uranium and vanadium production, with five historically producing mines included in the land parcel. They are located approximately 100 km east-northeast of Blanding, Utah, within the Uravan mineral belt. These mines include the Ura, Zebra, Peanut #1, Peanut #2, and Gilbert mines, which were operated by Union Carbide until 1983. The Bull Canyon region is a well known producer of uranium and vanadium, with a ratio of 5-1 vanadium to uranium. The average uranium grades reported from historical production were 0.20% -- 0.25%, with vanadium grades ranging from 1.5% to 2.0% . All ore was located in the Morrision-Saltwash formation. The portal to the URA Mine within the Joseph group was opened up and the underground inspection is in progress.

Tomcat – We acquired an option to acquire a 100% interest in 81 claims located on Wedding Bell Mountain on the Colorado plateau area of the Uravan mineral belt. The claims are located in San Miguel County, Colorado, and further complement our portfolio of uranium and vanadium projects located in the Four Corners region of the United States.

These claims include a number of former producing mines including the Jackknife, Groundhog and Bachelor mines. Other mines in the area include the Edna May, Rimrock, Rimrock No. 3, Babe Ruth and Mexico mines, as well as a number of smaller mining operations. Previous exploration on the claims included drill programs at the Jackknife and Groundhog mines in the 1970s prior to the cessation of mining in the area. Grades reported from these historical drill programs indicate 0.16 per cent to 0.25 per cent U3O8, and averaging 1.25 per cent vanadium. Uranium mineralization in the Colorado plateau is found in mineralized lenses, which were deposited in alluvial fans by braided streams. We are attempting to retrieve additional data from previous exploration programs for the planning of a future development program.

Holly – We acquired a 100% interest in 134 mineral claims located on La Jara Mesa in Cibola County in the Grants mining district located near Grants, N.M. These claims, known as the Holley claims, consist of 3,200 acres located in the San Mateo Mountains and were previously owned by Homestake Mining Co. The property area is located within four miles of the Marquez uranium mine, which produced 656,000 tons of ore at a grade of 0.26 per cent uranium. A number of drill programs have taken place in the project area during 1967 to 1971 (Homestake/UNC joint venture), 1974 (Gulf Mineral Resources), 1980 to 1983 (Midas International) and 1983 (Homestake). In addition to the most recent drill program, Homestake also owned a processing facility which has subsequently been reclaimed by another party. Homestake completed extractive metallurgical and amenability tests at the nearby Homestake mill (alkaline leach tests) and at the Kerr McGee Nuclear Corp. mill (acid leach tests) located in the Grants district. These tests determined that the mineralization would readily leach with acid and recoveries averaging 90 per cent were achieved. This area ceased mining in the late 1970s and early 1980s when the price of uranium dropped and production was not economic. Of the 134 claims that we acquired we are junior on 24 of these claims. We are currently investigating the circumstances under which our status on these claims was altered.

Gunslinger – We acquired 41 uranium/vanadium claims consisting of 820 acres located in the Colorado plateau district. These claims, known as the Gunslinger claims, are located on Outlaw Mesa in Mesa County in Colorado. The claim area lies beneath Potato Mountain, which rises approximately 400 feet above the Mesa, and is surrounded on three sides by Department of Energy uranium land reserves. Atomic Energy Commission records show that various mines operated in the immediate area, including the G1 and G2 uranium/vanadium mines, which produced 165,397 tons averaging 0.25 per cent uranium oxide (U3O8) and 1.09 per cent vanadium from 1950 to 1960. These claims are also in close proximity to a number of historically producing mines in the Potato Mountain region previously operated by Vanadium Corp. of America, Worcester Mines and Union Carbide from 1948 to 1962, with historical production of 253,703 tons ranging from 0.22 per cent U3O8 to 0.42 per cent U3O8 and 1.43 per cent to 1.8 per cent vanadium. All mines in the project area produced from surface to 250 feet below surface.

Dragon - The Dragon Uranium project consists of 30 claims located in Beaver County which includes a one mile area of interest surrounding claims.

The Dragon Property lies in a significant uranium region, and has demonstrated high scintilometer counts over a large area where historical uranium mines and deposits occur. These high counts are associated with hematite, pyrite, silica and fluorite mineralization in an altered volcanic unit. Selected grab samples (altered volcanics with readings) run as high as 0.16% (3.5 pounds) U3O8. This highly altered rock can also be seen on high resolution satellite imagery. Additional staking is currently in progress on this and other prospective Utah and surrounding region properties.

Lonestar – We acquired 110 uranium claims located in Mesa County, Colorado, known as the Outlaw Property, which are made up of two claim blocks; the Lonestar claims consisting of 78 uranium and vanadium claims and the Gunfighter claims which consist of 32 uranium and vanadium claims. This property has a number of historical drill holes completed from 1950 to 1980, and is located in an area with historical uranium and vanadium production.

The Lonestar claims contain two past producing mines with ventilation holes intact for each mine. On claims 65, 66, 71 and 72 there is a cluster drill out of 27 holes ranging from 200 to 350 feet deep. There is an additional cluster drill out on claims 59 and 65 with 10 holes at 500 to 600 feet deep. On claim 49 there is a Department of Energy (DOE) hole with four offset holes and on claim 69 there is another DOE hole drilled with no offset holes. The two DOE holes and one of the mines line up with the historical drill out on our Gunslinger project and possibly indicate a trend or channel. In addition to the potential trend, the historical data and existing mines may indicate several trends running in a north easterly direction on Outlaw Mesa.

The Gunfighter claims border the DOE withdrawal tract on the north side. This tract, which contains the G2 shaft, was a major producer from the 1950’s to the 1980’s. Eight mines lie in close proximity to the Gunfighter claim group, and consist of small and shallow deposits. We intend to complete drilling at a depth greater than 200 feet through its development partner.

Significant Recent Developments

Activity Report

On August 29th, 2007 we issued a news release setting out an activity report on our Stirrup Gold, Princeton Copper/Gold, Skoonka Gold, Otish Basin Uranium, Colorado projects, as follows.

Stirrup Gold Project: Five diamond drill holes were completed totaling 1,300 meters. All holes had intersected zones of sulphide mineralization consisting of pyrite, phyrrotite, arsenopyrite and minor stibnite. The drilling to that date had been carried out over an area of 200 meters x 100 meters. Several sections were split and sent to the assay lab.

Princeton Copper / Gold Project: Two diamond drills were on site with drilling focused on two zones: Friday Creek and Rico. One drill would test three geophysical anomalies that were delineated earlier this year located adjacent to the former producing Newmont Ingerbell Copper / Gold mine, which produced for over 20 years. The second drill was to test the Rico zone which returned high grade results from a previous chip sample program.

Skoonka Gold Project: We conducted a 25 of a 76 line kilometer line cutting program, as previously announced on May 31, 2007. Pursuant to this announcement an encouraging MMI soil sampling program had been completed over the area, with a 3-D IP survey and magnetic survey currently in progress.

Big Mac, Otish Basin Uranium Project: A geophysical report for the electro-magnetic survey had recently been completed and indicated several drill targets have been defined.

Eula Belle Project: We negotiated a 20,000 foot drill program for the former producing Eula Belle Uranium property. Drill permits and a statewide reclamation bond were in place.

Stirrup Creek Gold Project Drill Program 2007 Completed

By news release dated September 19th, 2007 we announced the completion of seven holes totaling 1,900 meters at the Stirrup Creek Gold Project located 100 km north-northwest of Lillooet and 25 kms southeast of the Blackdome Gold mine. All drilling took place at an area of interest previously identified through our drill program of 2005 and historic drill program completed by Chevron in 1988. We were in the process of splitting the core from these seven holes which would then be transported to an assay lab for analysis. .

Otish Basin Uranium – Completion of Geophysics Survey Report

By news release dated September 26th, 2007 we announced the results of our ground geophysical program on the Big Mac uranium property in the Otish Basin of Quebec. The survey, which consisted of 114 line-kilometres of Max-Min EM and Magnetics, was completed by SJGeophysics Ltd. of Delta BC. Trent Pezzot, PGeoph. co-authored the report.

Appointment to Advisory Board and Corporate Secretary

On October 29th, 2007 we announced the appointment of Norbert Jerome, B.A, M.S. Geologist to the Company’s advisory board. Mr. Jerome has 44 years experience which includes 16 years with Western Nuclear Corp. He has expertise in the development and mining of uranium deposits in the Rocky Mountain Uranium district of the United States. Mr. Jerome will be focused on the development and implementation of the Company’s exploration programs at its Colorado uranium Projects. The Company currently has nine (9) uranium projects located in Colorado, two (2) in New Mexico, two (2) in Utah, and two (2) in the Otish Basin in Quebec.

We also announced the appointment of Donna Moroney as the Corporate Secretary. Ms. Moroney has been a self-employed consultant, providing regulatory compliance and corporate secretary services to public companies since 1992 and has been an instructor of corporate/securities law for paralegals. Ms. Moroney currently serves as a senior officer of several public companies reporting in Canada and the United States.

Stirrup Creek Core Submitted to Assay Labs

On October 31st, 2007 we announced that we had delivered the core samples from our Stirrup Creek Gold Project. The drill program consisted on seven holes at an area of interest previously identified by our 2005 drill program and a historic drill program by Chevron in 1988. These seven cores were split in Lillooet, and transported to two separate assay facilities in the Vancouver area. It is expected that these assay results will be received prior to the end of the fourth quarter. At this time of year, assay results typically have a turn around time of eight to ten weeks.

The purpose of the drill program was to follow up the 2005 drilling, where values as high as 17.40 grams per tonne (g/t) gold over 0.8 metre and 9.75 g/t over 0.7 metre were intersected from drill hole 2005-2. This previous program was completed to reproduce anomalous gold in trenches and drill intersections done by Chevron Minerals in 1988. Chevron's hole 88-5 produced 1.1 metres of 14.99 g/t gold. Over all, the samples represent the best gold assays from two oxidized shears in the hole and are separated by 96 metres, the larger value at 164 metres depth. Several sections analyzed produced anomalous gold and arseno pyrite. The full results from the 2005 drilling were reported in Stockwatch on Nov. 3, 2005.

20,000 Foot Drill Program Underway on Eula Belle Project

By News Release dated November 9th, 2007 we announced the commencement of a 20,000 foot uranium drill program on our Eula Belle Project. This drill program will take place in the Uravan Mineral Belt of Colorado, and will drill test two 25 hole cluster drill outs bordering the King claims. This prospective area lies between the Eula Belle mine and King Solomon mine, both former producing uranium and vanadium mines. It is expected that this drill program will consist of 25 holes, all of which will be completed by our Colorado mining contractor and supervised by Mr. Norbert Jerome, geologist, our uranium consultant based in Colorado and recent appointee to the Advisory Board.

The King uranium claims have been permitted for drilling. A seismic survey, similar to that used by other uranium companies, will be conducted. This seismic procedure has proved successful in identifying uranium in the Athabasca Basin, Saskatchewan. Once the survey is completed on the King claims, a drill program will be initiated.

Annual General Meeting

Our annual meeting of shareholders has been scheduled for Monday, January 14th, 2007. The proxy material was mailed to the shareholders on December 17th, 2007

Corporate Information

Our Board of Directors is as follows:

Leonard J. Harris
David John Hudson
James Albert Turner
Roger Laine

Our officers are:

Leonard J. Harris	President, CEO and CFO
Donna M. Moroney	Corporate Secretary

Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value. As of December 31, 2007, the total number of issued and outstanding common shares is 39,434,864 common shares.

The following sets forth the shares that were issued during the three months ended October 31, 2007:

	Shares	Amount
Balance, July 31, 2007	38,984,864	$15,771,879
Shares issued for mineral properties	450,000	$152,500
Balance, October 31, 2007	39,434,864	$15,924,379

The following incentive stock options were outstanding as of the three months ended October 31, 2007:

		Outstanding				Outstanding
Exercise	Expiry	July 31,			Cancelled	October 31,
Price	Date	2007	Issued	Exercised	/Expired	2007
$0.13	February 16, 2010	5,000	-	-	-	5,000
$0.16	March 15, 2010	25,000	-	-	-	25,000
$0.12	July 12, 2010	200,000	-	-	-	200,000
$0.37	November 1, 2010	350,000	-	-	-	350,000
$0.40	February 23, 2011	397,500	-	-	-	397,500
$0.58	March 23, 2011	70,000	-	-	-	70,000
$0.61	April 12, 2011	160,000	-	-	-	160,000
$0.38	August 2, 2011	300,000	-	-	-	300,000
$0.60	August 8, 2011	150,000	-	-	-	150,000
$0.24	August 22, 2011	325,000	-	-	-	325,000
$0.24	December 20, 2011	600,000	-	-	-	600,000

		Outstanding				Outstanding
Exercise	Expiry	July 31,			Cancelled	October 31,
Price	Date	2007	Issued	Exercised	/Expired	2007
$0.51	February 12, 2012	270,000	-	-	-	270,000
$0.50	March 1, 2012	200,000	-	-	-	200,000
$0.54	June 20, 2012	580,000	-	-	-	580,000
$0.28	Sept. 24, 2012	-	190,000	-	-	190,000
TOTAL:		3,632,500	190,000	-	235,000	3,822,500

We had the following share purchase warrants, enabling the holder to acquire further common shares, outstanding as of the three months ended October 31, 2007, as follows:

		Outstanding				Outstanding
Exercise	Expiry	July 31,				October 31,
Price	Date	2007	Issued	Exercised	Expired	2007
$0.40/$0.50	Dec. 30, 2006/2007	162,501	-	-	-	162,501
$0.40/$0.50	Feb 15, 2007/2008	986,000	-	-	-	986,000
$0.55	August 29, 2008	499,998	-	-	-	499,998
$0.55	August 29, 2008	50,000	-	-	-	50,000
$0.60	Sept. 12, 2008	700,000	-	-	-	700,000
$0.55	Sept. 13, 2008	2,658,390	-	-	-	2,658,390
$0.60	Sept. 13, 2008	300,000	-	-	-	300,000
$0.60	Oct. 3, 2008	870,100	-	-	-	870,100
$0.75	April 10, 2009	1,107,000	-	-	-	1,107,000
$0.75	April 25, 2009	1,918,000	-	-	-	1,908,000
TOTAL:		9,251,989	-	-	-	9,241,989

Plan of Operation

We are a mineral exploration company engaged in the acquisition, exploration and development of mineral properties (primarily base and precious metals). We do not have any producing mineral properties at this time. Our business is presently focused on the exploration and evaluation of various mineral deposits in the Provinces of British Columbia and Quebec, Canada and in Colorado, Utah and New Mexico, United States.

Summary of Quarterly Results

				Six	Three		Nine	Six
	Three		Nine	Months	Months	Year	Months	Months
Description	Months	Year	Months	ended	ended	ended	ended	ended
	ended Oct	ended Jul	ended Apr	Jan 31,	Oct 31	July 31	Apr 30,	Jan 31,
	31 2007	31, 2007	30, 2007	2007	2006	2006	2006	2006
Net Revenues	0	0	0	0	0	0	0	0
Net loss	(311,983)	(1,018,555)	(1,089,678)	(692,627)	(299,974)	(429,024)	(555,958)	(258,911)
Net loss per
share – basic	(0.01)	(0.03)	(0.03)	(0.02)	(0.01)	(0.02)	(0.03)	(0.02)
and diluted

Our general and administration expenses during the three months ended October 31, 2007 did not change significantly compared to the general and administrative expenses for the three months ended October 31, 2006.

As we have not owned nor do we own any revenue producing resource properties, no mining revenue has been recorded to date

Results of Operations for the three months ended October 31, 2007 and the three months ended October 31, 2006

Overview

For the three months ended October 31, 2007 we incurred a net loss of $311,983 ($0.01 per share) compared to a net loss of $299,974 ($0.01 per share) for the three months ended October 31, 2006. We expect to continue to incur losses for fiscal 2008 as we develop our mineral properties.

Expenses

General and administration expenses totaled $319,092 for the three months ended October 31, 2007 compared to $313,032 for the three months ended October 31, 2006. Details of the most significant general and administration are as follows:

  stock based compensation of $151,583 (2006 - $162,757);

  professional fees of $13,574 (2006 - $36,914);

  management fees of $39,000 (2006 - $25,500);

  consulting fees of $23,550 (2006 - $22,216);

  filing fees of $8,442 (2006 – $31,400);

  promotion and travel of $16,927 (2006 - $21,539);

  rent, net of recovery of $1,028 (2006 – ($2,746));

  office and general expenses of $16,465 (2006 - $1,260); and

  marketing and communications of $44,879 (2006 - $11,782).

Our expenses did not change significantly during fiscal 2007 compared to fiscal 2006. Professional fees decreased by $23,340, filing fees decreased by $22,958 and promotion and travel decreased by $4,612, which is offset by an increase in stock based compensation of $11,174, an increase in management fees of $13,500, an increase in office and general expenses of $15,205 and an increase in marketing and communications of $33,097.

All other expenses are in the normal course of doing business.

Liquidity and Capital Resources

As of October 31, 2007 we had working capital of $3,052,562 (2006 - $3,452,848).

We have limited financial resources and have financed our operations primarily through the sale of our common shares. For the foreseeable future, we will need to rely on the sale of such securities for sufficient working capital and to finance our mineral property acquisition and exploration activities, and/or enter into joint venture agreements with third parties. As we do not generate any revenue from operations, our long-term profitability will be directly related to the success of our mineral property acquisition and exploration activities.

We have no long-term debt obligations.

During the three months ended October 31, 2007 we did not carry out any private placement financings. During the quarter we issued 450,000 common shares for mineral properties and during the same period in 2006 we issued 890,000 common shares for mineral properties.

In addition, during the quarter ended October 31, 2006 we issued an aggregate of 6,699,998 common shares pursuant to three private placements as follows:

(a)

August 2006 - 4,999,998 units at $0.45 per unit, of which a total of 2,999,998 units were flow- through for proceeds of $1,349,999 (each unit consisting of one flow-through common share and one-half of a share purchase warrant, with each whole warrant exercisable at a price of $0.55 for a two-year period) and a total of 2,000,000 units were non-flow-through for proceeds of $900,000 (each unit consisting of one common share and one share purchase warrant, with each whole warrant exercisable at a price of $0.55 for a two-year period);

(b)

September 2006 - 800,000 units at $0.48 per unit, for proceeds of $384,000, of which a total of 200,000 units were flow-through (each unit consisting of one flow-through common share and one-half of a share purchase warrant, with each whole warrant exercisable at a price of $0.60 for a two-year period) and a total of 600,000 units were non-flow through (each unit consisting of one common share and one share purchase warrant, with each whole warrant exercisable at a price of $0.60 for a two-year period); and

(c)

October 2006 - 900,000 units at a price of $0.48 per unit, for proceeds of $432,000, of which a total of 59,800 units were flow-through (each unit consisting of one flow-through common share and one-half of a share purchase warrant, with each whole warrant exercisable at a price of $0.60 for a two-year period) and a total of 840,200 units were non-flow through (each unit consisting of one common share and one share purchase warrant, with each whole warrant exercisable at a price of $0.60 for a two-year period).

During the three months ended October 31, 2007 a total of Nil warrants (2006 – 1,323,833) were exercised for proceeds of $Nil (2006 - $299,783). During the period a total of Nil stock options (2006 –766,000) were exercised for total proceeds of $Nil (2006 - $111,850).

Transactions with Related Parties

During the three months ended October 31, 2007 and the three months ended October 31, 2006 we entered into the following transactions with related parties:

(a)	Consulting fees include $12,000 (2006 - $28,952) charged by an officer and director and $18,691 (2006 - $19,889) charged by directors for geological consulting;

(b)	Management fees include $39,000 (2006 - $25,500) charged by an officer and director;

(c)	During the period officers and directors exercised Nil (2006 - 557,500) options for proceeds of $Nil (2006 - $72,100) and Nil (2006 - 30,000) warrants for proceeds of $Nil (2006 - $4,500).

(d)	During the period ended October 31, 2006, a director participated in a private plcement and was issued 10,000 units for proceeds of $4,800.

Investor Relations

We did not undertake any particular investor relations’ activities during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors and brokers.

Approval

Our Board of Directors have approved the disclosures in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Risks and Uncertainties

Our principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Although we have taken steps to verify the title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

We have no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund our exploration program. The sources of funds available to us are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that we will be able to obtain adequate financing in the future or that such financing will be advantageous to us.

The property interests owned by us or in which we have an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of our mineral exploration may not result in any discoveries of commercial bodies of mineralization. If our efforts do not result in any discovery of commercial mineralization, we will be forced to look for other exploration projects or cease operations.

We are subject to the laws and regulations relating to environmental matters in all jurisdictions in which we operate, including provisions relating to property reclamation, discharge of hazardous materials and other matters. We may also be held liable should environmental problems be discovered that were caused by former owners and operators of our properties in which we previously had no interest. We conduct its mineral exploration activities in compliance with applicable environmental protection legislation. We are is not aware of any existing environmental problems related to any of our current or former properties that may result in material liabilities to us.

Financial Instruments

Our financial instruments consist of cash, receivables, and accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Changes in Accounting Policies

There were no changes to accounting policies during the year ended July 31, 2007.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.